Exhibit 3.8.1

2042323

53-0[Illegible]

RESTATED ARTICLES OF INCORPORATION        [Seal of...]

OF

RAYTHEON AIRCRAFT REGIONAL OFFICES, INC.

I, Lisa A. Haffner, duly elected Secretary of Raytheon Aircraft Regional Offices, Inc. (the “Corporation”), a Kansas corporation, originally incorporated as Beech Military Regional Offices, Inc. on January 19, 1993, do hereby certify that the following Restated Articles of Incorporation were adopted by the unanimous written consent of the Board of Directors of the Corporation, all in accordance with the requirements of K.S.A. 17-6605. The following Restated Articles of Incorporation restate and integrate but do not amend the Corporation’s Articles of Incorporation and there is no discrepancy between those provisions and the provisions of these restated Articles of Incorporation.

ARTICLE ONE: The name of the corporation is Raytheon Aircraft Regional Offices, Inc.

ARTICLE TWO: The address of the registered office of the corporation is 9709 East Central Avenue, Wichita, Sedgwick County, Kansas 67206. The name of its registered agent at such address is Wayne W Wallace.

ARTICLE THREE: The nature of the business or purposes to be conducted or promoted are:

(A)	To provide technical, administrative and business support services to individuals, corporations and other legal entities involved in or associated with the aviation or aerospace industry whether within or without the State of Kansas; and

(B)	To engage in any lawful act or activity for which corporations may be organized under the Kansas General Corporation Code.

ARTICLE FOUR: The total number of shares of stock which the corporation shall have authority to issue is One Hundred Thousand (100,000) shares of common stock, each of which shall have a par value of One Dollar ($1.00), amounting to a total par value of One Hundred Thousand Dollars ($100,000).

ARTICLE FIVE: The name and mailing address of the incorporator is:

Name	Mailing Address
John E. Angelo	1251 S. Sagebrush Ct. Wichita, Kansas 67230

ARTICLE SIX: The powers of the incorporator shall continue upon the filing of these Articles of Incorporation until such time as the directors of the corporation are duly elected and qualified in accordance with KSA 17-6008.

ARTICLE FIVE: The private property or assets of the stockholders of the corporation shall not to any extent whatsoever be subject to the payments of the debts of the corporation.

ARTICLE EIGHT: No director shall be personally liable to the corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law (i) for breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law, (iii) under the provisions of K.S.A. 17-6424 and any amendments thereto, or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article shall apply to or have any effect on the liability or alleged liability of any director of the corporation for or with respect to any acts or omissions of such director occurring prior to the date when such provision becomes effective.

The undersigned, being the duly elected Secretary of Raytheon Aircraft Regional Offices, Inc. for purposes of restating its Articles of Incorporation, does hereby make this certificate this 14th day of September, 2006 and acknowledges that the facts stated herein are true.

/s/ Lisa A. Haffner
Lisa A. Haffner

STATE OF KANSAS	)
) ss:
COUNTY OF SEDGWICK	)

The foregoing instrument was acknowledge before me this 14th day of September 2006 by Lisa A. Haffner, Secretary of Raytheon Aircraft Regional Offices.

Notary Public